                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 3)

                    Microfluidics International Corporation
           ---------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
           ---------------------------------------------------------
                        (Title of Class of Securities)

                                   595073107
           ---------------------------------------------------------
                                (CUSIP Number)

                               February 14, 1999
           ---------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]  Rule 13d-1(b)

     [_]  Rule 13d-1(c)

     [x]  Rule 13d-1(d)


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 8 pages
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-----------------------                                  ---------------------
  CUSIP NO. 595073107               13G                    PAGE 2 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Irwin J. Gruverman

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            302,717

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          324,505
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             302,717

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          324,505
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      627,222 consisting of 242,300 shares of Common Stock and options to purchase 60,417 shares of Common Stock exercisable within 60 days owned directly by Mr. Gruverman, and 324,505 shares of Common Stock owned jointly by Mr.Gruverman and his wife.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [X]
      Does not include 100,000 shares held by Marjorie Gruverman.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      10.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP NO. 595073107               13G                    PAGE 3 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Marjorie B. Gruverman

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            100,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          324,505
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             100,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          324,505
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      424,505, consisting of 100,000 shares of Common Stock owned directly by Mrs. Gruverman and 324,505 shares of Common Stock owned jointly by Mrs. Gruverman and her husband.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [X]
      Does not include 242,300 shares of Common Stock and options to purchase 60,417 shares of Common Stock held by Irwin J. Gruverman.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      7.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------
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Item 1(a)      Name of Issuer
               --------------

               Microfluidics International Corporation

Item 1(b)      Address of Issuer's Principal Executive Offices
               -----------------------------------------------

               30 Ossipee Road, Newton, MA 02464-9101

 Item 2(a)     Name of Person Filing
               ---------------------

               Irwin J. Gruverman and Marjorie B. Gruverman

Item 2(b)      Address of Principal Business Office or, if none, Residence
               -----------------------------------------------------------

               c/o Microfluidics International Corporation
               30 Ossipee Road, Newton, MA 02464-9101

 Item 2(c)     Citizenship
               -----------

               Mr. and Mrs. Gruverman are United States citizens.

Item 2(d)      Title of Class of Securities
               ----------------------------

               Common Stock, $.01 par value.

Item 2(e)      CUSIP Number
               -----------------------------

               595073107

Item 3.        If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b)
               -----------------------------------------------------------------
               or (c), check whether the person filing is a
               --------------------------------------------

        (a)    [_]   Broker or dealer registered under Section 15 of the Act (15
                     U.S.C. 78o).

        (b)    [_]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                     78c).

        (c)    [_]  Insurance company as defined in Section 3(a)(19) of the Act
                    (15 U.S.C. 78c).

        (d)    [_]  Investment company registered under Section 8 of the
                    Investment Company Act of 1940 (15 U.S.C. 80a-8).

                               Page 4 of 8 pages
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     (e)  [_]  An investment Adviser in accordance with (S)240.13d-
               1(b)(1)(ii)(E).

     (f)  [_]  An employee benefit plan or endowment fund in accordance with
               (S)240.13d-1(b)(1)(ii)(F).

     (g)  [_]  A parent holding company or control person in accordance with
               (S)240.13d-1(b)(1)(ii)(G).

     (h)  [_]  A savings associations as defined in Deposit Insurance Act (12
               Section 3(b) of the Federal U.S.C. 1813).

     (i) [_] A church plan that is excluded from the definition of an investmentcompany under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

     (j)  [_]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(J)

Item 4.   Ownership
          ---------

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount Beneficially Owned:

          Mr. Gruverman beneficially owns an aggregate of 627,222 shares of Common Stock, consisting of 242,300 shares of Common Stock and options to purchase 60,417 shares of Common Stock exercisable within 60 days of the date hereof owned directly by Mr. Gruverman, and 324,505 shares of Common Stock owned jointly by Mr. Gruverman and his wife. Mrs. Gruverman beneficially owns 424,505 shares of Common Stock, consisting of 100,000 shares of Common Stock owned directly by Mrs. Gruverman and 324,505 shares of Common Stock owned jointly by Mrs. Gruverman and her husband. Mr. Gruverman disclaims beneficial ownership of the 100,000 shares of of Common Stock owned by Mrs. Gruverman, and Mrs. Gruverman disclaims beneficial ownership of the 242,300 shares of Common Stock and options to purchase 60,417 shares of Common Stock held by Mr. Gruverman.

     (b)  Percent of Class:

          Mr. Gruverman beneficially owns 10.3% of the Common Stock of the Issuer.

          Mrs. Gruverman beneficially owns 7.0% of the Common Stock of the Issuer.

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:

                    Mr. Gruverman: 302,717

                               Page 5 of 8 pages
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                Mrs. Gruverman: 100,000

          (ii)  shared power to vote or to direct the vote:

                Mr. Gruverman: 324,505

                Mrs. Gruverman:  324,505

          (iii) sole power to dispose or to direct the disposition of:

                Mr. Gruverman: 302,717

                Mrs. Gruverman: 100,000

          (iv)  shared power to dispose or to direct the disposition of:

                Mr. Gruverman: 324,505

                Mrs. Gruverman: 324,505

                The foregoing percentages are calculated based on the 6,056,983 shares of Common Stock reported to be outstanding in the Quarterly Report on Form 10-Q of the Issuer for the quarter ended September 30, 1998.

Item 5.   Ownership of Five Percent or Less of a Class
          --------------------------------------------

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.   Ownership of More than Five Percent on Behalf of Another Person
          ---------------------------------------------------------------

     Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the
          ----------------------------------------------------------------------
          Security Being Reported on By the Parent Holding Company
          --------------------------------------------------------

     Not applicable.

Item 8.        Identification and Classification of Members of the Group
               ---------------------------------------------------------

     Not applicable.

                               Page 6 of 8 pages
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Item 9.   Notice of Dissolution of Group
          ------------------------------

     Not applicable.

Item 10.  Certification
          -------------

     Not applicable.

                               Page 7 of 8 pages
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                                   Signature
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 February 5, 1999
                                        --------------------------------------
                                                      (Date)



                                                 /s/ Irwin J. Gruverman
                                        --------------------------------------
                                                     Irwin J. Gruverman



                                                 /s/ Marjorie B. Gruverman
                                        --------------------------------------
                                                     Marjorie B. Gruverman


EXHIBIT 1

                           JOINT FILING AGREEMENT OF
                 IRWIN J. CRUVERMAN AND MARJORIE B. GRUVERMAN


     The undersigned hereby agree that the Schedule 13G/A with respect to the securities of Microfluidics International Corporation dated as of even date herewith is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended.

Dated: February 5, 1999

                                        /s/ Irwin J. Gruverman
                                        ---------------------------------------
                                        Irwin J. Gruverman

                                        /s/ Marjorie B. Gruverman
                                        ---------------------------------------
                                        Marjorie B. Gruverman

                               Page 8 of 8 pages